Nathan Herbert

Assistant Secretary

One American Road

Dearborn, MI  48126

(313) 390-1907

May 30, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Katherine Hsu
Chief, Office of Structured Finance
Telephone No. (202) 551-3850

Re:                                                      Ford Credit Auto Lease Two LLC;

CAB East LLC and

CAB West LLC (the “Co-Registrants”)

Form SF-3 Shelf Registration Statement (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of each Co-Registrant, we are submitting the Registration Statement referred to above.

On behalf of each Co-Registrant, we hereby confirm that all filings required to be made under General Instructions I.A.1 and I.A.2 to Form SF-3 (the “General Instructions”) were made during the twelve calendar months and any portion of a month immediately preceding the filing of this Registration Statement, in accordance with the General Instructions.

We would appreciate notice as to whether the U.S. Securities and Exchange Commission will conduct a review of this Registration Statement and, if so, the type of review and the name of the individual at the Commission who will be assigned the Registration Statement.

If you have any questions or comments regarding this Registration Statement, please contact our counsel at Katten Muchin Rosenman LLP, Joseph P. Topolski, at (212) 940-6312.

Sincerely,

/s/ Nathan Herbert
Nathan Herbert
Assistant Secretary

cc:                              Ryan Hershberger, Ford Credit Auto Lease Two LLC

CAB East LLC and

CAB West LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP